SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          FORM 10-C
       Report of Issuer of Securities Quoted on NASDAQ
                Interdealer Quotation System

        Filed pursuant to Section 13 or 15(d) of the
       Securities Exchange Act of 1934 and Rule 13a-17
                    or 15d-17 thereunder

                        AMRESCO, INC.
       (Exact name of issuer as specified in charter)

                1845 Woodall Rodgers Freeway
                         Suite 1700
                     Dallas,Texas  75201
          (Address of principal executive offices)

 Issuer's telephone number, including area code: (214) 953-7700

          I. CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security: Common Stock, par value $0.05 per share
2.   Number of shares outstanding before the change:  24,364,992
3.   Number of shares outstanding after the change:  26,664,992
4. Effective date of change: December 13, 1995 (2,000,000 shares on December 13, 1995, and an additional 300,000 shares on December 19, 1995 pursuant to exercise of underwriters' over allotment option)
5.   Method of change: issuance
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): Public offering registered under Securities Act of 1933
     Give brief description of transaction: Issuance of shares of Common Stock pursuant to underwritten public offering

                II. CHANGE IN NAME OF ISSUER

1.   Name prior to change: n/a
2.   Name after change: n/a
3.   Effective date of charter amendment changing name: n/a
4.   Date of shareholder approval of change, if required:  n/a

                                        AMRESCO, INC.

Date:     December 13, 1995                  By:/s/L. Keith Blackwell
                                             Name: L. Keith Blackwell
                                             Title: Secretary